Brookfield Property Partners L.P. 73 Front Street, 5th Floor Hamilton HM 12 Bermuda	Tel +411 294 3309 www.brookfieldpropertypartners.com

July 28, 2017

Via EDGAR and e-mail

Wilson K. Lee

Office of Real Estate and Commodities

Securities and Exchange Commission

Mail Stop 3233

Washington, DC 20549

Re:	Brookfield Property Partners L.P.
Form 20-F for the fiscal year ended December 31, 2016
Filed March 10, 2017
File No. 001-35505

Dear Mr. Lee:

Thank you for your letter dated July 19, 2017 and your comment contained therein (the “Comment Letter”). In my capacity as Chief Financial Officer of the service provider to Brookfield Property Partners L.P. (the “company”), I am replying to the comment raised in the Comment Letter on behalf of the company.

The company responds to your comment (which we have repeated below in italics) as follows:

Form 20-F for the year ended December 31, 2016

Item 5. Operating and Financial Review and Prospects

Related Parties, pages 89-91

1.	Reference is made to disclosure of transactions in prior year related to 9165789 Canada, Inc. and its rights via its investment in BOP Management Holdings, Inc. to an indirect 33% ownership of BPO’s economic interest in DTLA and an interest in BPO’s U.S. asset management and certain promote fee streams. Please clarify the ownership and control structure of 9165789 Canada, Inc. and its related party relationship to you. In addition, please quantify for us amounts recorded within your financial statements for the periods presented that relate to such related party transaction with 9165789 Canada, Inc. To the extent material, please revise future periodic filings to disclose significant terms of the relationship with such related party including the ownership and control structure of the related entity and quantify amounts reflected within your financial statements that relate to such transactions. Reference is made to paragraph 18 of IAS 24 and Item 7B of Form 20-F.

The company owns (though various holding entities) 400,000 non-voting Class A preferred shares, Series 1 of 9165789 Canada Inc. and 16 current and former senior officers of the company and its subsidiaries and service provider own 1,500 common shares of 9165789 Canada Inc. In June 2015, the senior officers were given the opportunity to purchase these shares for cash at their fair value as part of the company’s goal of retaining its top executives and aligning executives’ interests with those of the company. The only asset of 9165789 Canada Inc. is a 60% voting interest in BOP Management Holdings Inc. (with the remaining 40% voting interest in BOP Management Holdings Inc. held by indirect subsidiaries of the company). BOP Management Holdings Inc. indirectly owns a 33% economic interest in the company’s downtown Los Angeles fund, an interest in the company’s U.S. asset management business and certain promote fee streams from entities managed by the company.

The amounts recorded within the company’s financial statements for the year ended December 31, 2016 relating to the transaction with 9165789 Canada Inc. is the $1.5 million investment in common shares made by the senior officers which is recorded in Note 22 – Non-controlling Interests of the company’s financial statements under Non-controlling interests in subsidiaries and properties and $187,500 of net income attributable to non-controlling interests annually relating to these shares.

The company did not include disclosure of these arrangements in its Form 20-F for the year ended December 31, 2016 given the amounts payable to related parties under these arrangements are de minimus and the fact that these arrangements remained unchanged in 2016. In future periodic filings, to the extent material, the company will include the significant terms of the relationship with 9165789 Canada Inc. including the ownership and control structure and will quantify amounts reflected within the company’s financial statements that relate to such transactions.

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If you have any questions or comments regarding this letter, please call the undersigned at (212) 417-7166.

Very truly yours,

“Bryan K. Davis”
Bryan K. Davis
Chief Financial Officer
Brookfield Property Group LLC

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